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                           June 26, 2024

       Ardes Johnson
       Chief Executive Officer
       NeoVolta, Inc.
       13651 Danielson Street, Suite A
       Poway, CA 92064

                                                        Re: NeoVolta, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280400

       Dear Ardes Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Cavas Pavri, Esq.